UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Centennial Fund IV, L.P.
   1428 Fifteenth Street
   Denver, CO  80202-1318
   USA
2. Issuer Name and Ticker or Trading Symbol
   Preferred Networks, Inc.
   PFNT
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   March/2000
5. If Amendment, Date of Original (Month/Year)
   March/2000
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |3/01/0|S   | |135,000           |D  |$2.6875    |                   |D(1)  |                           |
                           |0     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |3/02/0|S   | |65,000            |D  |$2.6587    |                   |D(1)  |                           |
                           |0     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |3/06/0|S   | |25,000            |D  |$2.2750    |                   |D(1)  |                           |
                           |0     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |3/07/0|S   | |25,000            |D  |$2.25      |                   |D(1)  |                           |
                           |0     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |3/09/0|S   | |10,000            |D  |$2.50      |                   |D(1)  |                           |
                           |0     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |3/20/0|S   | |5,000             |D  |$2.00      |                   |D(1)  |                           |
                           |0     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |3/28/0|S   | |5,000             |D  |$2.00      |                   |D(1)  |                           |
                           |0     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |3/31/0|S   | |7,500             |D  |$2.00      |142,002(3)         |D(1)  |                           |
                           |0     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Centennial Holdings IV, L.P., a Delaware limited partnership ("Holdings IV"), is the sole general partner of the Reporting Person, Centennial Fund IV, L.P. ("Fund IV"). By virtue of the relationship described above, Holdings IV may be deemed to control Fund IV and possess indirect beneficial ownership of the securities of the Issuer directly beneficially held by Fund IV. Steven C.
Halstedt, Jeffrey H. Schutz, Adam Goldman, Donald H. Parsons, Jr. and David C. Hull, Jr. are the sole general partners of Holdings IV (the "Individual Partners"). By virtue of the relationship described above and their roles with Fund IV and Holdings IV, each of the Individual Partners may be deemed to control Holdings IV and Fund IV and may be deemed to possess indirect beneficial ownership of the Issuer securities held by Fund IV. However, none of the Individual Partners, acting alone, has voting or investment power with respect to the Issuer securities directly beneficially held by Fund IV, and, as a result, each Individual Partner disclaims beneficial ownership of the Issuer securities directly beneficially owned by Fund IV. Each of the Individual Partners disclaims any pecuniary interest in any
Issuer securities, other than to the extent of such Individual Partner's indirect proportionate interest in
Fund
IV.
(2) This form is executed by Jeffrey H. Schutz, General Partner of Holdings IV, the sole General Partner of Fund IV.
(3) This amendment is filed to correct the amount of securities beneficially owned at end of month for March 2000.
SIGNATURE OF REPORTING PERSON
/s/Jeffrey H. Schutz(2)
DATE
March 21, 2001